April 21, 2025

Evgeniy Ler
Chief Financial Officer
Freedom Holding Corp.
   Esentai Tower    BC, Floor 7
77/7 Al Farabi Ave
Almaty, Kazakhstan 050040

       Re: Freedom Holding Corp.
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-33034
Dear Evgeniy Ler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets